UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

     G.H.M., Inc.
     74 Trinity Place, 20th Floor
     New York, NY 10006

2. Issuer Name and Ticker or Trading Symbol

   EPL Technologies, Inc. (EPTG)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   01/2001

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

   [    ] Form filed by One Reporting Person
   [X(1)] Form filed by More than One Reporting Person

-----------------------------------------------------------------------------------------------------------------------------------
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
-----------------------------------------------------------------------------------------------------------------------------------|
1. Title of Security     |2.      |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                         |  Transaction  |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                         |        |      |                                  |  Beneficially     |(D)or |                           |
                         |        |    | |                  | A/|           |  Owned at         |Indir |                           |
                         | Date   |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
-----------------------------------------------------------------------------------------------------------------------------------|
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $.001 par  |1/10/01  |J(2)| |  400,000         |A |    (2)    |                   | (D)  |                           |
value                    |         |    | |                  |  |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $.001 par  |         |    | |                  |  |           |  2,627,412.5      |(D)(1)|                           |
value                    |         |    | |                  |  |           |                   |(3)   |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $.001 par  |         |    | |                  |  |           |  3,370,487.5      |(D)(1)|                           |
value                    |         |    | |                  |  |           |                   |(4)   |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $.001 par  |         |    | |                  |  |           |    20,000         |(D)(1)|                           |
value                    |         |    | |                  |  |           |                   |(5)   |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $.001 par  |         |    | |                  |  |           |    15,000         |(D)(1)|                           |
value                    |         |    | |                  |  |           |                   |(6)   |                           |
-----------------------------------------------------------------------------------------------------------------------------------|

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)
                                                                     Page 1 of 2

-----------------------------------------------------------------------------------------------------------------------------------
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
-----------------------------------------------------------------------------------------------------------------------------------|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.  |11.Nature |
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir  |    of    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect  | Indirect |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)  |Beneficial|
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or   | Ownership|
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind  |          |
                      |tive    |     |      |   (A)     |(D)|Exer-|ation|   Title and Number |       |Owned at    |ire  |          |
                      |Secu-   |     |    | |           |   |cisa-|Date |   of Shares        |       |End of      |ct   |          |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)  |          |
-----------------------------------------------------------------------------------------------------------------------------------|
-----------------------------------------------------------------------------------------------------------------------------------|
Warrant to Purchase   |$0.5170 |1/9/01|J(7)| |150,000   |   |immed-|1/9/|Common      |150,000|       |1,650,000(8) |D(7)|   (8)    |
Common Stock          |        |      |    | |          |   |iately|/06 |Shares      |       |       |             |    |          |
                      |        |      |    | |          |   |      |    |            |       |       |             |    |          |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrant to Purchase   |$0.5170 |1/9/01|J(9)| |150,000   |   |immed-|1/9/|Common      |150,000|       |1,650,000(10)|D(9)|          |
Common Stock          |        |      |    | |          |   |iately|/06 |Shares      |       |       |             |    |          |
                      |        |      |    | |          |   |      |    |            |       |       |             |    |          |
-----------------------------------------------------------------------------------------------------------------------------------|

See the attached notes.


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                               /s/ Joseph Giamanco
                                               --------------------------------
                                               President of G.H.M., Inc.


                                               02/08/2001
                                               -----------------
                                               Date


                                                                          Page 2
                                                                 SEC 1474 (7-96)

(1) G.H.M., Inc., a New York corporation ("G.H.M.") is jointly filing this Form 4 with Joseph Giamanco, Ronald J. Menello and Gary A. Herman. Joseph Giamanco holds a 52% ownership interest in G.H.M. and is the President and Chief Executive Officer of G.H.M. Ronald J. Menello holds a 24% ownership interest in G.H.M. and is the Senior Vice President of G.H.M. Gary A. Herman holds a 24% ownership interest in G.H.M. and is the Senior Vice President of G.H.M. The group filers may be deemed to be members of a group (for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended) that holds in excess of 10% of the outstanding shares of Common Stock. Messrs. Giamanco, Menello and Herman disclaim ownership of the shares or warrants to purchase shares owned by G.H.M., Inc. except to the extent of their actual pecuniary interest.

(2) On January 10, 2001, Joseph Giamanco was issued 400,000 shares of common stock ("Common Stock"), $.001 par value, of EPL Technologies, Inc. ("EPL") as partial consideration for his loan on January 10, 2001 to EPL of $300,000.

(3) Joseph Giamanco owns 2,627,412.5 shares of Common Stock. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, G.H.M. and Messrs. Menello and Herman disclaim beneficial ownership of all such shares.

(4) G.H.M. owns 3,370,487.5 shares of Common Stock of EPL Technologies. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, Messrs. Giamanco, Menello and Herman disclaim beneficial ownership of all such shares except to the extent of their actual economic interest in G.H.M.

(5) Ronald J. Menello owns 20,000 shares of Common Stock of EPL Technologies. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, G.H.M. and Messrs. Giamanco and Herman disclaim beneficial ownership of all such shares.

(6) Gary A Herman owns 15,000 shares of Common Stock of EPL Technologies. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, G.H.M. and Messrs. Giamanco and Menello disclaim beneficial ownership of all such shares.

(7) Pursuant to the Subscription Agreement, dated as of December 1, 1999, between EPL and G.H.M. (the "G.H.M. Subscription Agreement"), because a registration statement with respect to the shares of Common Stock purchased by G.H.M. under the G.H.M. Subscription Agreement (including the shares of common stock underlying the warrants issued to G.H.M. pursuant thereto) has not been declared effective by the Securities and Exchange Commission ("SEC"), G.H.M. is entitled to receive an additional warrant to purchase 50,000 shares of Common Stock for each thirty (30) days during which such registration statement is not declared effective. Because such a registration statement was still not declared effective by the SEC, on January 9, 2001, G.H.M. received an additional warrant from EPL to purchase 150,000 shares of Common Stock (for the months of October, November and December 2000).

(8) These warrants are owned by G.H.M. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, Messrs. Giamanco, Menello and Herman disclaim beneficial ownership of all such shares or warrants to purchase shares except to the extent of their actual economic interest in G.H.M.

(9) Pursuant to the Subscription Agreement, dated as of December 1, 1999, between EPL and Joseph Giamanco (the "Giamanco Subscription Agreement"), because a registration statement with respect to the shares of Common Stock purchased by Joseph Giamanco under the Giamanco Subscription Agreement (including the shares of common stock underlying the warrants issued to Joseph Giamanco pursuant thereto) has not been declared effective by the SEC, Joseph Giamanco is entitled to receive an additional warrant to purchase 50,000 shares of Common Stock for each thirty (30) days during which such registration statement is not declared effective. On January 9, 2001, Joseph Giamanco received an additional warrant from EPL to purchase 150,000 shares of Common Stock for the 90 day period covering the months of October, November and December, 2000 during which the registration statement was not declared effective.

(10) These warrants are owned by Joseph Giamanco. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, G.H.M. and Messrs. Menello and Herman disclaim beneficial ownership of all such shares or warrants to purchase shares.

  Joint Filer Information

  Name:  Joseph Giamanco

  Address:        c/o G.H.M., Inc.
                  74 Trinity Place
                  New York, NY 10006

  Designated Filer:        G.H.M., Inc.

  Issuer & Ticker Symbol:  EPL Technologies, Inc. (EPTG)

  Date of Event Requiring: January 9, 2001
         Statement

  Signature:                        /s/ Joseph Giamanco
                                    -------------------
                                    Joseph Giamanco

  Name:  Ronald J. Menello

  Address:        c/o G.H.M., Inc.
                  74 Trinity Place
                  New York, NY 10006

  Designated Filer:        G.H.M., Inc.

  Issuer & Ticker Symbol:  EPL Technologies, Inc. (EPTG)

  Date of Event Requiring: January 9, 2001
         Statement

  Signature:                        /s/ Ronald J. Menello
                                    ---------------------
                                    Ronald J. Menello

  Name:  Gary A. Herman

  Address:        c/o G.H.M., Inc.
                  74 Trinity Place
                  New York, NY 10006

  Designated Filer:        G.H.M., Inc.

  Issuer & Ticker Symbol:  EPL Technologies, Inc. (EPTG)

  Date of Event Requiring: January 9, 2001
         Statement

  Signature:                        /s/ Gary A. Herman
                                    ------------------
                                    Gary A. Herman